Novel Epothilone ZK-EPO shows promise in treating solid tumors

Phase I Results Suggest Favorable Safety Profile and Anti-Tumor Effect

Berlin, May 17, 2005 - Today, Schering AG, Germany (FSE: SCH, NYSE:SHR) announced that clinical trial results of its fully synthetic epothilone, ZK-EPO, demonstrate its favorable tolerability profile, with evidence of anti-tumor activity in patients with advanced disease. The results from this phase I trial were presented at the 41st Annual Meeting of the American Society of Clinical Oncology (ASCO).

ZK-EPO is an epothilone - a novel class of cytotoxic agents considered to have the potential to replace the taxane class of chemotherapy agents as a treatment option for various cancers.

"ZK-EPO aligns perfectly with Schering's focus on developing novel therapies in the field of oncology," said Marc Rubin, MD, member of the Executive Board of Schering AG with responsibility for development and oncology. "These results are encouraging and we are excited by the prospect of aggressively developing this innovative compound."

Prior to this study, ZK-EPO has shown greater activity in all human tumor cell lines examined compared with paclitaxel and other commonly used chemotherapies. ZK-EPO also exhibited significant activity across a broad spectrum of preclinical tumor models, including those resistant to widely used chemotherapeutic agents, such as the taxanes and anthracyclines.

In the phase I trial 52 patients with advanced solid tumors that were resistant or refractory to treatment, or for whom no standard treatment was available were treated. ZK-EPO was administered as a 30-minute intravenous infusion once every three weeks. Dose levels started at 0.6 mg/m2 and went up 12 levels to 29 mg/m2.

Anti-tumor activity was observed by investigators during the Phase I trial and partial remissions were reported for two breast cancer patients that had previously been treated with a taxane. In addition, stable disease lasting up to 19 months was observed in 10 patients suffering from one of the following: non-small cell lung carcinoma, cholangiocarcinoma, head and neck cancer, and uveal melanoma. The most common adverse events were peripheral neuropathy (20 patients) and nausea (11 patients), which were predominantly low grade (i.e., grade 1 and 2).

About ZK-EPO
ZK-EPO is the only fully synthetic epothilone that was designed to overcome multidrug resistance and to combine high efficacy with an improved therapeutic window. Epothilones are a novel class of cytotoxic agents considered to have the potential to replace the taxane class of chemotherapy agents to treat various cancers. Epothilones inhibit cancer cells by halting cell replication in a similar manner as taxanes. Unlike taxanes, however, epothilones appear to be able to evade some of the cancer cells drug-resistance mechanisms that deprive many cancer therapies of their long-term effectiveness. ZK-EPO is a highly potent microtubule stabilizer that preferentially accumulates in the nucleus of cells, predominantly affecting tumor cells, and is not recognized by drug efflux pumps. Microtubules are composed of regular arrays of the protein tubulin and are essential for tumor cell division, the disruption of which is a key anti-cancer strategy.

ZK-EPO is more water-soluble than taxanes and does not require a formulating agent such as Cremophor, thereby may reduce side effects.


Schering AG is a research-based pharmaceutical company. Its activities are focused on four business areas: Gynecology&Andrology, Oncology, Diagnostic Imaging as well as Specialized Therapeutics for disabling diseases. As a global player with innovative products Schering AG aims for leading positions in specialized markets worldwide. With in-house R&D and supported by an excellent global network of external partners, Schering AG is securing a promising product pipeline. Using new ideas, Schering AG aims to make a recognized contribution to medical progress and strives to improve the quality of life: making medicine work

This press release has been published by Corporate Communication of Schering AG, Berlin, Germany.

Your contacts at Corporate Communication:

Media Relations: Oliver Renner , T: +49-30-468 124 31, oliver.renner@schering.de
Investor Relations: Peter Vogt, T: +49-30-468 128 38, peter.vogt@schering.de
Pharma Communication: Frank Richtersmeier, T: +49-172 316 05 99;
frank.richtersmeier@schering.de

Find additional information at: www.schering.de/eng